EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Six Months Ended June 30	2014	2013
FIXED CHARGES
Interest expense	$68.8	$79.3
Portion of rentals deemed interest	3.1	2.5

TOTAL FIXED CHARGES	$71.9	$81.8

EARNINGS
Income before taxes	$887.5	$770.1
Fixed charges	73.1	78.7

EARNINGS AS DEFINED	$960.6	$848.8

RATIO OF EARNINGS TO FIXED CHARGES	13.36X	10.38X